FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 11/3/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2015 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: November 3, 2015

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2015 Results

Luxembourg, November 3, 2015 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2015.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Third Quarter 2015 Results

	3Q 2015	2Q 2015		3Q 2014[1]

Steel Shipments (tons)	2,463,000	2,397,000	3%	2,335,000	5%
Iron Ore Shipments (tons)	892,000	873,000	2%	1,006,000	-11%
Net Sales (USD million)	1,945.4	1,996.1	-3%	2,218.3	-12%
Operating Income (USD million)	140.5	103.1	36%	314.5	-55%
EBITDA[2] (USD million)	250.4	212.2	18%	423.0	-41%
EBITDA per Ton[3] (USD)	101.7	88.5		181.1
EBITDA Margin (% of net sales)	12.9%	10.6%		19.1%
Equity in Results of Non-Consolidated Companies	(48.8)	(1.1)		(748.8)
Net Income (Loss) (USD million)	40.0	50.5		(544.1)
Equity Holders' Net Income (Loss) (USD million)	24.8	41.0		(530.9)
Earnings (Loss) per ADS (USD)	0.13	0.21		(2.70)

•         EBITDA of USD250.4 million in the third quarter 2015, USD38.2 million higher than EBITDA in the second quarter 2015 mainly reflecting higher shipments and lower costs, partially offset by lower steel prices.

1 On May 28, 2015, Ternium restated its interim consolidated financial statements as of September 30, 2014 to reduce the carrying amount of its Usiminas investment. As a result of that restatement, the consolidated financial statements as of December 31, 2014 and March 31, 2015 and for the periods then ended were also restated to reflect a lower carrying amount of the Usiminas investment.

2 EBITDA in the third quarter 2015 equals operating income of USD140.5 million adjusted to exclude depreciation and amortization of USD109.9 million.

3 Consolidated EBITDA divided by steel shipments.

  Earnings per American Depositary Share (ADS)4 of USD0.13 in the third quarter 2015, a sequential decrease of USD0.08 per ADS mainly due to lower results from Ternium’s investment in Usiminas, partially offset by higher operating income.
  Capital expenditures of USD115.3 million in the third quarter 2015, down from USD143.6 million in the second quarter 2015.
  Net debt position of USD1.3 billion at the end of September 2015, down from USD1.5 billion at the end of June 2015 and equivalent to 1.2 times net debt to last twelve months EBITDA.

Ternium’s operating income in the third quarter 2015 was USD140.5 million, up sequentially by USD37.4 million due to higher operating margin5 and shipments. Operating margin increased sequentially mainly as a result of USD56 lower operating cost per ton6 partially offset by USD37 lower steel revenue per ton. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material and labor costs. Steel revenue per ton decreased principally as a result of lower realized steel prices in Mexico.

Compared to the third quarter 2014, the company’s operating income in the third quarter 2015 decreased by USD174.0 million as a result of lower operating margin, partially offset by higher shipments. Operating margin in the third quarter 2015 decreased year-over-year mainly due to a USD157 decrease in steel revenue per ton, partially offset by a USD107 decrease in operating cost per ton. Steel revenue per ton decreased principally as a result of lower steel prices in Ternium’s main steel markets. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material and energy costs.

Net income in the third quarter 2015 was USD40.0 million, a decrease of USD10.5 million compared to net income in the second quarter 2015 mainly due to USD45.7 million lower results from Ternium’s investment in Usiminas and a higher effective tax rate, partially offset by the above mentioned increase in operating income.

Net income in the third quarter 2015 compared with a net loss of USD544.1 million in the third quarter 2014. The USD584.1 million higher result in the year-over-year comparison was mainly due to a USD739.8 million impairment of Ternium’s investment in Usiminas in the third quarter 2014 and a lower year-over-year income tax expense, partially offset by the above mentioned lower operating income.

4 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

5 Operating margin is equal to revenue per ton less operating cost per ton.

6 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Summary of First Nine Months of 2015 Results

	9M 2015	9M 2014[1]

Steel Shipments (tons)	7,291,000	7,027,000	4%
Iron Ore Shipments (tons)	2,729,000	2,835,000	-4%
Net Sales (USD million)	6,067.5	6,571.5	-8%
Operating Income (USD million)	447.7	864.9	-48%
EBITDA (USD million)	776.0	1,170.1	-34%
EBITDA per Ton (USD)	106.4	166.5
EBITDA Margin (% of net sales)	12.8%	17.8%
Net Income (Loss) (USD million)	186.3	(175.6)
Equity Holders' Net Income (Loss) (USD million)	134.3	(251.8)
Earnings (Loss) per ADS (USD)	0.68	(1.28)

  EBITDA7 of USD776.0 million in the first nine months of 2015, down from EBITDA of USD1.2 billion in the first nine months of 2014.
  Earnings per ADS8 of USD0.68 in the first nine months of 2015, compared to a USD1.28 loss per ADS in the first nine months of 2014, which included an impairment of Ternium’s investment in Usiminas.
  Capital expenditures of USD342.8 million in the first nine months of 2015, compared to USD334.8 million in the first nine months of 2014.
  Net debt decrease of USD461.1 million in the first nine months of 2015. Of note in the period were a decrease of USD459.8 million in working capital and USD209.4 million dividend payments.

Operating income in the first nine months of 2015 was USD447.7 million, USD417.2 million lower than operating income in the first nine months of 2014. Steel shipments increased by 263,000 tons year-over-year, mainly as a result of a 320,000 ton increase in Mexico and a 39,000 ton increase in the Southern Region, partially offset by a 95,000 ton decrease in Other Markets. Operating margin decreased, mainly reflecting USD102 lower steel revenue per ton, partially offset by USD50 lower operating cost per ton. Steel revenue per ton decreased as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material and energy costs.

Net income in the first nine months of 2015 was USD186.3 million, compared to USD175.6 million net losses in the first nine months of 2014. The USD361.8 million higher result in the year-over-year comparison was mainly due to the above mentioned impairment of Ternium’s investment in Usiminas in the third quarter 2014, and lower year-over-year income tax expense and net financial results, partially offset by lower operating income.

7 EBITDA in the first nine months 2015 equals operating income of USD447.7 million adjusted to exclude depreciation and amortization of USD328.3 million.

8 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Outlook

Shipments in Mexico during the third quarter 2015 increased 5% sequentially and 11% year-over-year, returning to the record levels of this year’s first quarter.  Shipments to automotive, home-appliance and other industrial customers in the country continue to drive Ternium’s growth in Mexico, while shipments to customers in the construction sector are growing, albeit not at the same pace. The fourth quarter of this year is expected to see a sequential decrease in shipments in Mexico, related in part to end-of-year seasonality, but also to a planned 30-day stoppage of Ternium’s hot rolling mill in connection with an upgrade of the line that will enable a wider product range.

Shipments in Argentina remained sequentially stable in the third quarter 2015. While shipments in the fourth quarter of the year should follow the same trend, current conditions of the local steel market could change in 2016.

After a relatively stable second quarter 2015, steel prices in the NAFTA markets resumed a downward trend by the end of the third quarter of the year, pressured by high levels of low-priced steel imports into the region, largely under unfair trade conditions. Ternium, however, expects to realize sequentially stable steel prices in Mexico in the fourth quarter 2015, reflecting, with some lag related to the regular price resets contained in industrial customer sales contracts, the steel price stability seen through the end of the third quarter.

The company anticipates that operating income will increase in the fourth quarter 2015 compared to the third quarter of the year, mainly as a result of higher operating margin partially offset by lower shipments.  Prices of iron ore, coking coal, scrap and energy continue to decline as a result of the impact of China’s economic slowdown on the world’s commodities and energy markets. Consequently, Ternium expects that cost per ton will continue to decrease in the upcoming quarters, with a gradual pass-through to costs of lower prices of raw materials and purchased slabs.

Analysis of Third Quarter 2015 Results

Net gain attributable to Ternium’s equity owners in the third quarter 2015 was USD24.8 million, compared to net loss attributable to Ternium’s equity owners of USD530.9 million in the third quarter 2014. Including non-controlling interest, net gain for the third quarter 2015 was USD40.0 million, USD584.1 million higher compared to the third quarter 2014. The net loss in the third quarter 2014 included a USD739.8 million impairment of Ternium’s investment in Usiminas. Earnings per ADS in the third quarter 2015 were USD0.13 compared to losses per ADS of USD2.70 in the third quarter 2014.

Net sales in the third quarter 2015 were USD1.9 billion, or 12% lower than net sales in the third quarter 2014. The following table outlines Ternium’s consolidated net sales for the third quarter 2015 and third quarter 2014:

	Net Sales (million USD)
	3Q 2015	3Q 2014	Dif.
Mexico	1,065.3	1,219.2	-13%
Southern Region	648.0	671.2	-3%
Other Markets	224.1	313.4	-28%
Total steel products net sales	1,937.3	2,203.8	-12%
Other products[1]	7.7	7.2	6%
Steel segment net sales	1,945.0	2,211.0	-12%

Mining segment net sales	51.1	82.2	-38%
Intersegment eliminations	(50.7)	(74.9)
Net sales	1,945.4	2,218.3	-12%

1   The item "Other products" primarily includes pig iron.

Cost of sales was USD1.6 billion in the third quarter 2015, a decrease of USD138.9 million compared to the third quarter 2014. This was principally due to a USD136.8 million, or 10%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs, partially offset by a 5% increase in steel shipments.

Selling, General & Administrative (SG&A) expenses in the third quarter 2015 were USD188.0 million, or 9.7% of net sales, a decrease of USD18.1 million compared to SG&A expenses in the third quarter 2014 mainly due to lower freight and transportation expenses, labor costs, services and fees expenses and lower taxes and contributions (other than income tax).

Other net operating income in the third quarter 2015 was a USD4.0 million gain, lower than the USD62.1 million gain in the third quarter 2014. Other net operating income in the third quarter 2014 included a USD57.5 million income recognition on insurance recovery related to Ternium’s subsidiary Siderar.

Operating income in the third quarter 2015 was USD140.5 million, or 7.2% of net sales, compared to operating income of USD314.5 million, or 14.2% of net sales, in the third quarter 2014.  The following table outlines Ternium’s operating income by segment for the third quarter 2015 and third quarter 2014:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	3Q 2015	3Q 2014	3Q 2015	3Q 2014	3Q 2015	3Q 2014	3Q 2015	3Q 2014
Net Sales	1,945.0	2,211.0	51.1	82.2	(50.7)	(74.9)	1,945.4	2,218.3
Cost of sales	(1,621.2)	(1,765.3)	(51.8)	(69.6)	52.1	75.1	(1,620.8)	(1,759.7)
SG&A expenses	(184.7)	(202.3)	(3.3)	(3.9)	-	-	(188.0)	(206.2)
Other operating income , net	4.0	61.8	(0.0)	0.3	-	-	4.0	62.1
Operating income (expense)	143.2	305.3	(4.1)	9.0	1.4	0.2	140.5	314.5

EBITDA	240.5	401.2	8.5	21.6	1.4	0.2	250.4	423.0

Steel reporting segment

The steel segment’s operating income was USD143.2 million in the third quarter 2015, a decrease of USD162.1 million compared to the third quarter 2014, reflecting lower net sales and other net operating income, partially offset by lower operating cost in the third quarter 2015. Other net operating income in the third quarter 2014 included the above mentioned income recognition on insurance recoveries related to Siderar.

Net sales of steel products in the third quarter 2015 decreased 12% compared to the third quarter 2014, reflecting a USD157 decrease in steel revenue per ton shipped, partially offset by a 127,000 tons increase in shipments. Revenue per ton decreased reflecting lower steel prices in Ternium´s main steel markets. Shipments increased year-over-year in the third quarter 2015 mainly due to higher shipments in Mexico and the Southern Region, partially offset by lower shipments in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2015	3Q 2014	Dif.	3Q 2015	3Q 2014	Dif.	3Q 2015	3Q 2014	Dif.
Mexico	1,065.3	1,219.2	-13%	1,532.9	1,380.5	11%	695	883	-21%
Southern Region	648.0	671.2	-3%	641.4	624.9	3%	1,010	1,074	-6%
Other Markets	224.1	313.4	-28%	288.2	330.0	-13%	777	950	-18%

Total steel products	1,937.3	2,203.8	-12%	2,462.6	2,335.4	5%	787	944	-17%
Other products[1]	7.7	7.2	6%

Steel segment	1,945.0	2,211.0	-12%
[1] The item "Other products" primarily includes pig iron.

Operating cost decreased 8% year-over-year in the third quarter 2015, due to a 13% decrease in cost per ton, partially offset by the above mentioned 5% increase in shipments. The decrease in operating cost per ton was mainly the result of lower raw material, purchased slabs and energy costs.

Mining reporting segment

The mining segment’s operating income was a loss of USD4.1 million in the third quarter 2015, compared to a gain of USD9.0 million in the third quarter 2014, mainly reflecting lower net sales, partially offset by a lower operating cost.

Net sales of mining products in the third quarter 2015 were 38% lower than net sales in the third quarter 2014, mainly as a result of lower revenue per ton and lower shipments. Shipments were 115,000 tons, 11% lower than in the third quarter 2014.

	Mining segment
	3Q 2015	3Q 2014	Dif.
Net Sales (million USD)	51.1	82.2	-38%
Shipments (thousand tons)	891.5	1,006.6	-11%
Revenue per ton (USD/ton)	57	82	-30%

Operating cost decreased 25% year-over-year, mainly due to the above mentioned 11% decrease in shipment volumes and a 15% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of energy costs and freight and transportation expenses.

EBITDA in the third quarter 2015 was USD250.4 million, or 12.9% of net sales, compared to USD423.0 million, or 19.1% of net sales, in the third quarter 2014.

Net financial results were a USD19.9 million loss in the third quarter 2015, compared to a USD22.6 million loss in the third quarter 2014. During the third quarter 2015, Ternium’s net financial interest results totaled a loss of USD21.5million, compared to a loss of USD32.9million in the third quarter 2014, reflecting lower indebtedness and weighted average interest rates.

Net foreign exchange results were a gain of USD11.2 million in the third quarter 2015 compared to a gain of USD6.6 million in the third quarter 2014. The third quarter 2015 gain was primarily associated with the effect of the Mexican peso depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was an USD8.8 million loss in the third quarter 2015 compared with a USD4.7 million gain in the third quarter 2014. This loss in the third quarter 2015 was mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary Siderar’s Argentine Peso denominated financial debt, and to results from changes in the fair value of financial assets.

Equity in results of non-consolidated companies was a loss of USD48.8 million in the third quarter 2015, compared to a loss of USD748.8 million in the third quarter 2014. Equity in results of non-consolidated companies in the third quarter 2015 included a lower result of Ternium’s investment in Usiminas. Equity in results of non-consolidated companies in the third quarter 2014 included the above mentioned loss related to a USD739.8 million impairment of Ternium’s investment in Usiminas.

Income tax expense in the third quarter 2015 was USD31.8 million, compared with an income tax expense of USD87.3 million in the third quarter 2014. Effective tax rate on both periods were affected by non-taxable losses stemming from the investment in Usiminas, in addition to other non-cash effects on deferred taxes.

Net gain attributable to non-controlling interest in the third quarter 2015 was USD15.2 million, compared to net loss of USD13.2 million in the same period in 2014, mainly due to a higher result attributable to non-controlling interest in Siderar, that in the third quarter 2014 was affected by the impairment of its investment in Usiminas.

Analysis of First Nine Months of 2015 Results

Net income attributable to Ternium’s equity owners in the first nine months of 2015 was USD134.3 million, compared to a net loss attributable to Ternium’s equity owners of USD251.8 million in the first nine months of 2014. Including non-controlling interest, net income for the first nine months of 2015 was USD186.3 million, compared to net loss of USD175.6 million in the first nine months of 2014. The net loss in the first nine months of 2014 included a USD739.8 million impairment of Ternium’s investment in Usiminas. Earnings per ADS in the first nine months of 2015 were USD0.68, compared to losses per ADS of USD1.28 in the first nine months of 2014.

Net sales in the first nine months of 2015 were USD6.1 billion, 8% lower than net sales in the first nine months of 2014. The following table shows Ternium’s consolidated net sales for the first nine months of 2015 and 2014:

	Net Sales (million USD)
	9M 2015	9M 2014	Dif.
Mexico	3,400.6	3,648.2	-7%
Southern Region	1,917.0	1,974.6	-3%
Other Markets	705.8	901.9	-22%
Total steel products net sales	6,023.4	6,524.7	-8%
Other products[1]	42.4	26.1	62%
Steel segment net sales	6,065.8	6,550.8	-7%

Mining segment net sales	157.7	241.8	-35%
Intersegment eliminations	(156.0)	(221.1)
Net sales	6,067.5	6,571.5	-8%

1   The item “Other products” primarily includes pig iron.

Cost of sales was USD5.0 billion in the first nine months of 2015, a decrease of USD121.2 million compared to the first nine months of 2014. This was principally due to a USD156.9 million, or 4%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs, partially offset by a 4% increase in shipments; and to a USD35.7 million increase in other costs, including a USD23.5 million increase in depreciation of property, plant and equipment and amortization of intangible assets, a USD9.1 million increase in labor costs and an USD8.6 million increase in maintenance expenses, partially offset by a USD2.9 million decrease in services and fees and a USD2.7 million decrease in insurance expenses.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2015 were USD590.2 million, or 9.7% of net sales, a decrease of USD24.5 million compared to the first nine months of 2014, mainly as a result of lower labor cost, freight and transportation expenses, and services and other expenses.

Other net operating income in the first nine months of 2015 was a USD9.3 million gain, lower than the USD68.3 million gain in the first nine months of 2014. Other net operating income in the first nine months of 2014 included the above mentioned USD57.5 million income recognition on insurance recovery related to Ternium’s subsidiary Siderar.

Operating income in the first nine months of 2015 was USD447.7 million, or 7.4% of net sales, compared to operating income of USD864.9 million, or 13.2% of net sales, in the first nine months of 2014.  The following table shows Ternium’s operating income by segment for the first nine months of 2015 and the first nine months of 2014.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014	9M 2015	9M 2014
Net Sales	6,065.8	6,550.8	157.7	241.8	(156.0)	(221.1)	6,067.5	6,571.5
Cost of sales	(5,022.6)	(5,193.4)	(168.6)	(187.4)	152.3	220.7	(5,038.9)	(5,160.1)
SG&A expenses	(580.0)	(603.0)	(10.2)	(11.7)	-	-	(590.2)	(614.8)
Other operating income (expenses), net	9.4	67.4	(0.1)	0.8	-	-	9.3	68.3
Operating income (expense)	472.6	821.9	(21.2)	43.4	(3.7)	(0.4)	447.7	864.9

EBITDA	762.7	1,095.4	17.0	75.1	(3.7)	(0.4)	776.0	1,170.1

Steel reporting segment

The steel segment’s operating income was USD472.6 million in the first nine months of 2015, a decrease of USD349.3 million compared to the first nine months of 2014, reflecting lower net sales and other net operating income, partially offset by lower operating cost.

Net sales of steel products in the first nine months of 2015 decreased 7% compared to the first nine months of 2014, reflecting a USD102 decrease in steel revenue per ton shipped, partially offset by a 263,000 ton increase in shipments. Revenue per ton decreased, reflecting lower steel prices in Ternium´s main steel markets, partially offset by a better product mix in Mexico. The increase in shipments in the first nine months of 2015 was mainly due to higher shipments in Mexico and the Southern Region, partially offset by lower shipments in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2015	9M 2014	Dif.	9M 2015	9M 2014	Dif.	9M 2015	9M 2014	Dif.
Mexico	3,400.6	3,648.2	-7%	4,526.7	4,206.8	8%	751	867	-13%
Southern Region	1,917.0	1,974.6	-3%	1,908.7	1,870.0	2%	1,004	1,056	-5%
Other Markets	705.8	901.9	-22%	855.3	950.5	-10%	825	949	-13%

Total steel products	6,023.4	6,524.7	-8%	7,290.7	7,027.4	4%	826	928	-11%
Other products[1]	42.4	26.1	62%

Steel segment	6,065.8	6,550.8	-7%
[1] The item “Other products” primarily includes pig iron.

Operating cost decreased 3% due to a 7% decrease in operating cost per ton, partially offset by the above-mentioned 4% increase in shipment volumes. The decrease in operating cost per ton was mainly due lower raw material, purchased slabs and energy costs.

Mining reporting segment

The mining segment’s operating result was a loss of USD21.2 million in the first nine months of 2015, a decrease of USD64.6 million compared to the first nine months of 2014 mainly reflecting lower iron ore sales, partially offset by a lower operating cost.

Net sales of mining products in the first nine months of 2015 were 35% lower than in the first nine months of 2014, reflecting 32% lower revenue per ton and 4% lower shipments.

	Mining segment
	9M 2015	9M 2014	Dif.
Net Sales (million USD)	157.7	241.8	-35%
Shipments (thousand tons)	2,729.5	2,835.3	-4%
Revenue per ton (USD/ton)	58	85	-32%

Operating cost decreased 10% year-over-year, mainly due to the above mentioned 4% decrease in shipment volumes and a 7% decrease in operating cost per ton. The decrease in operating cost per ton was mainly the result of lower energy costs and freight and transportation expenses.

EBITDA in the first nine months of 2015 was USD776.0 million, or 12.8% of net sales, compared with USD1.2 billion, or 17.8% of net sales, in the first nine months of 2014.

Net financial results were a USD45.9 million loss in the first nine months of 2015, compared with a USD78.1 million loss in the first nine months of 2014.

During the first nine months of 2015, Ternium’s net interest results totaled a loss of USD66.0 million, compared to a loss of USD83.9 million in the first nine months of 2014, reflecting lower average indebtedness and weighted average interest rates.

Net foreign exchange results were a gain of USD24.9 million in the first nine months of 2015 compared to a gain of USD0.4 million in the first nine months of 2014. The first nine months of 2015 gain was primarily associated with the effect of the Mexican peso depreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was a USD2.8 million loss in the first nine months of 2015 compared with a USD8.2 million gain in the first nine months of 2014. This loss in the first nine months of 2015 was mainly related to results from changes in the fair value of financial assets.

Equity in results of non-consolidated companies was a loss of USD59.4 million in the first nine months of 2015, compared to a loss of USD746.5 million in the first nine months of 2014. Equity in results of non-consolidated companies in the first nine months of 2015 included a USD55.0 million loss related to Ternium’s investment in Usiminas. Equity in results of non-consolidated companies in the first nine months of 2014 included the above mentioned loss related to a USD739.8 million impairment of Ternium’s investment in Usiminas.

Income tax expense in the first nine months of 2015 was USD156.1 million, compared to an income tax expense of USD215.8 million in the same period in 2014. Effective tax rate on both periods were affected by non-taxable losses stemming from the investment in Usiminas, in addition to other non-cash effects on deferred taxes.

Net gain attributable to non-controlling interest in the first nine months of 2015 was USD52.0 million, compared to a net gain of USD76.2 million in the same period in 2014, mainly due to a lower result attributable to non-controlling interest in Siderar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2015 was USD1.0 billion.  Working capital decreased by USD459.8 million in the first nine months of 2015 as a result of a USD340.7 million decrease in inventories and an aggregate USD135.0 million net increase in accounts payable and other liabilities, partially offset by an aggregate USD15.9 million net increase in trade and other receivables. Inventories decreased in the first nine months of 2015, mainly reflecting lower costs and lower inventory volumes of goods in process, partially offset by higher inventory volumes of purchased steel.

Capital expenditures in the first nine months of 2015 were USD342.8 million, similar to capital expenditures in the first nine months of 2014. The main investments carried out during the period included, in Mexico, those made for the upgrade of hot-rolling and galvanizing mills, and the revamping of steel making and iron ore reduction facilities and, in Argentina, those made for the expansion and enhancement of the coking facilities, the upgrade of the hot-rolling mill and the enhancement of the steelmaking facilities.

In the first nine months of 2015, Ternium had free cash flow of USD667.2 million9. During the period the company acquired the remaining minority stake in Ferrasa for USD74.0 million. In addition, Ternium’s net repayment of borrowings in the first nine months of 2015 was USD427.1 million.  Net dividends paid to shareholders were USD176.7 million and net dividends paid by subsidiaries to non-controlling interest were USD32.7 million. As of September 30, 2015, Ternium’s net debt position was USD1.3 billion10.

Net cash provided by operating activities in the third quarter 2015 was USD251.5 million.  Working capital decreased by USD73.6 million in the third quarter 2015 as a result of an aggregate USD55.2 million net increase in accounts payable and other liabilities, and a USD30.4 million decrease in inventories, partially offset by a USD12.0 million net increase in trade and other receivables. Inventories decreased in the third quarter 2015 mainly reflecting lower costs, partially offset by higher inventory volumes of purchased steel and finished goods. Capital expenditures in the third quarter 2015 were USD115.3 million, compared to capital expenditures of USD94.8 million in the third quarter 2014. Ternium had free cash flow of USD136.1 million11 in the period.

9   Free cash flow in the first nine months of 2015 equals net cash provided by operating activities of USD1.0 billion less capital expenditures of USD342.8 million.

10 Net debt position at September 30, 2015 equals borrowings of USD1.7 billion less cash and equivalents plus other investments of USD0.4 billion.

11 Free cash flow in the third quarter 2015 equals net cash provided by operating activities of USD251.5 million less capital expenditures of USD115.3 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	3Q 2015	3Q 2014 (restated)	9M 2015	9M 2014 (restated)
	(Unaudited)		(Unaudited)
Net sales	1,945.4	2,218.3	6,067.5	6,571.5
Cost of sales	(1,620.8)	(1,759.7)	(5,038.9)	(5,160.1)
Gross profit	324.5	458.6	1,028.6	1,411.4
Selling, general and administrative expenses	(188.0)	(206.2)	(590.2)	(614.8)
Other operating income, net	4.0	62.1	9.3	68.3
Operating income	140.5	314.5	447.7	864.9

Finance expense	(23.4)	(35.0)	(71.9)	(89.8)
Finance income	1.9	2.1	5.9	6.0
Other financial income, net	1.6	10.3	20.1	5.8
Equity in losses of non-consolidated companies	(48.8)	(748.8)	(59.4)	(746.5)
Profit (loss) before income tax expense	71.8	(456.8)	342.4	40.3
Income tax expense	(31.8)	(87.3)	(156.1)	(215.8)
Profit (loss) for the period	40.0	(544.1)	186.3	(175.6)

Attributable to:
Owners of the parent	24.8	(530.9)	134.3	(251.8)
Non-controlling interest	15.2	(13.2)	52.0	76.2
Profit (loss) for the period	40.0	(544.1)	186.3	(175.6)

Consolidated Statement of Financial Position

USD million	September 30, 2015	December 31, 2014
	(Unaudited)	(Restated)

Property, plant and equipment, net	4,437.0	4,481.0
Intangible assets, net	903.2	948.9
Investments in non-consolidated companies	450.0	748.2
Deferred tax assets	104.2	115.6
Receivables, net	36.6	47.5
Trade receivables, net		0.1
Total non-current assets	5,930.9	6,341.3

Receivables	116.5	112.2
Derivative financial instruments	-	4.3
Inventories, net	1,769.8	2,134.0
Trade receivables, net	651.8	720.2
Other investments	150.8	150.0
Cash and cash equivalents	200.4	213.3
Total current assets	2,889.3	3,334.1

Non-current assets classified as held for sale	14.6	14.8

Total assets	8,834.8	9,690.2

Capital and reserves attributable to the owners of the parent	4,341.3	4,697.2
Non-controlling interest	888.3	937.5

Total Equity	5,229.6	5,634.7

Provisions	10.2	9.1
Deferred tax liabilities	633.6	670.5
Other liabilities	325.9	371.9
Trade payables	10.8	12.0
Borrowings	709.3	900.6
Total non-current liabilities	1,689.9	1,964.1

Current income tax liabilities	18.5	51.1
Other liabilities	219.4	210.2
Trade payables	691.8	564.5
Derivative financial instruments	3.2	1.4
Borrowings	982.3	1,264.2
Total current liabilities	1,915.2	2,091.4

Total liabilities	3,605.1	4,055.5

Total equity and liabilities	8,834.8	9,690.2

Consolidated Statement of Cash Flows

USD million	3Q 2015	3Q 2014 (restated)	9M 2015	9M 2014 (restated)
	(Unaudited)		(Unaudited)

Profit (loss) for the period	40.0	(544.1)	186.3	(175.6)
Adjustments for:
Depreciation and amortization	109.9	108.5	328.3	305.2
Equity in losses of non-consolidated companies	48.8	748.8	59.4	746.5
Changes in provisions	0.8	0.5	2.6	1.7
Net foreign exchange results and others	2.4	7.5	17.0	33.0
Interest accruals less payments	(3.2)	2.2	(0.7)	4.7
Income tax accruals less payments	(20.9)	13.1	(44.4)	(64.9)
Results on the sale of participation in subsidiary company	-	-	1.7	-
Changes in working capital	73.6	(48.7)	459.8	(553.2)

Net cash provided by operating activities	251.5	287.8	1,010.0	297.5

Capital expenditures	(115.3)	(94.8)	(342.8)	(334.8)
Proceeds from the sale of property, plant & equipment	0.3	0.4	0.9	1.1
Sale of participation in subsidiary company, net of cash disposed	-	-	(0.7)	-
Investment in non-consolidated companies - Techgen	-	-	-	(3.0)
Recovery of loan to non-consolidated companies	-	62.5	-	-
Decrease in Other Investments	17.3	3.7	0.4	64.6

Net cash used in investing activities	(97.7)	(28.2)	(342.1)	(272.1)

Dividends paid in cash to company's shareholders	-	-	(176.7)	(147.2)
Dividends paid in cash to non-controlling interest	-	-	(32.7)	(33.6)
Acquisition of non-controlling interest	-	-	(74.0)	-
Contributions from non-controlling shareholders in consolidated subsidiaries	-	-	30.9	-
Proceeds from borrowings	279.7	187.4	681.7	781.7
Repayments of borrowings	(496.5)	(332.9)	(1,108.8)	(581.5)

Net cash (used in) provided by financing activities	(216.8)	(145.5)	(679.7)	19.3

(Decrease) Increase in cash and cash equivalents	(63.1)	114.1	(11.8)	44.7

Shipments
Thousand tons	3Q 2015	3Q 2014	2Q 2015	9M 2015	9M 2014

Mexico	1,532.9	1,380.5	1,457.7	4,526.7	4,206.8
Southern Region	641.4	624.9	644.6	1,908.7	1,870.0
Other Markets	288.2	330.0	294.9	855.3	950.5
Total steel segment	2,462.6	2,335.4	2,397.2	7,290.7	7,027.4

Total mining segment	891.5	1,006.6	873.4	2,729.5	2,835.3

Revenue / ton
USD/ton	3Q 2015	3Q 2014	2Q 2015	9M 2015	9M 2014

Mexico	695	883	752	751	867
Southern Region	1,010	1,074	989	1,004	1,056
Other Markets	777	950	814	825	949
Total steel segment	787	944	824	826	928

Total mining segment	57	82	57	58	85

Net Sales
USD million	3Q 2015	3Q 2014	2Q 2015	9M 2015	9M 2014

Mexico	1,065.3	1,219.2	1,096.9	3,400.6	3,648.2
Southern Region	648.0	671.2	637.4	1,917.0	1,974.6
Other Markets	224.1	313.4	240.1	705.8	901.9
Total steel products	1,937.3	2,203.8	1,974.4	6,023.4	6,524.7
Other products[1]	7.7	7.2	20.9	42.4	26.1
Total steel segment	1,945.0	2,211.0	1,995.3	6,065.8	6,550.8

Total mining segment	51.1	82.2	49.7	157.7	241.8

Total steel and mining segments	1,996.1	2,293.3	2,044.9	6,223.5	6,792.6

Intersegment eliminations	(50.7)	(74.9)	(48.9)	(156.0)	(221.1)

Total net sales	1,945.4	2,218.3	1,996.1	6,067.5	6,571.5

The item “Other products” primarily includes pig iron.